Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A

Issuer of securities registered in the Securities Registry

Santiago, July 18, 2024

Mrs.

Solange Bernstein Jáuregui

President

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449

Present

Ref.:	Communicates MATERIAL FACT

From my consideration:

In accordance with article 9 and second paragraph of article 10 of Law No. 18,045 and with General Rule No. 30, both of the Financial Market Commission, duly empowered to this effect, I inform the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.	As reported in material facts dated April 3, 2024, and July 2, 2024, the Company is currently in the process of reopening and relisting its ADR program on the New York Stock Exchange (“NYSE”) (the “Relisting of the ADR Program”). This process entails various procedures and requirements before the Securities and Exchange Commission of the United States of America (the “SEC”) and the NYSE.

2.	As part of the procedures and requirements for the Relisting of the ADR Program:

a.	The Board of Directors has approved LATAM to enter into a new deposit agreement (the “New Deposit Agreement”) with the depositary bank of its ADR program (i.e., JP Morgan);

b.	The Board of Directors has approved LATAM to submit to the SEC the forms F-6, F-3, preliminary prospectus supplement to the F-3, MD&A 6-K and form 8-A, among others, as required by U.S. regulations; and

c.	In order to perform the duties of the audit committee required under U.S. regulations, the Board of Directors has created a committee of the Board to serve as the Audit Committee. This Audit Committee is in addition to the Directors’ Committee required under article 50 bis of Chilean Law No. 18,046. Such Audit Committee will be integrated by Mr. Frederico P. Fleury Curado and Ms. Sonia J.S. Villalobos.

3.	The New Deposit Agreement contemplates, among other things, the amendment of the ratio currently in effect between shares and ADRs (the “Ratio Change”), from the existing ratio of 1:1 to a new ratio of 2,000:1 (i.e., each ADR will represent two thousand shares). It is expected that the Ratio Change will become effective on or around July 24, 2024.

Regarding the ADRs currently in existence, measures will be adopted to implement this new ratio as required under U.S. regulations.

4.	The Company’s Board of Directors also approved on the date hereof that, within the context of the Relisting of the ADR Program, and with effect from the date it becomes effective, 100,000,000 new ADRs will be registered. To implement the above, the corresponding filings will be made with the SEC.

These new ADRs are in addition to the 217 million ADRs currently registered, and therefore, the number of ADRs registered will total approximately 317 million. These new ADRs will be available to those shareholders who, from time to time, opt to exchange their shares for ADRs in our ADR program.

5.	As reported in the material fact dated July 2, 2024, the preference of the Company continues to be that the Relisting of the ADR Program takes place simultaneously with the first secondary sale under the registration rights agreement (“RRA” - Registration Rights Agreement, and this first secondary sale thereunder, the “First Secondary Sale under the RRA”).

6.	Considering such preference, the Board of Directors will determine the date on which the Relisting of the ADR Program shall become effective once the occurrence of the First Secondary Sale under the RRA is confirmed to take place and in order to enable such sale.

7.	According to the information available as of the date hereof to the Board, the First Secondary Sale under the RRA is expected to occur on or around July 24, 2024, at which time the corresponding underwriting agreement will be signed. If confirmed, the Board of Directors will determine that the date on which the Relisting of the ADR Program shall become effective will be on or around July 25, 2024.

8.	Having said that, notwithstanding the interest of the shareholders that requested the First Secondary Sale under the RRA (the “Selling Shareholders”) to proceed with such sale, the Selling Shareholders may withdraw their request for the First Secondary Sale under the RRA until the corresponding underwriting agreement is signed.

9.	If the Selling Shareholders withdraw from the First Secondary Sale under the RRA, it is reasonable to expect that the Relisting of the ADR Program should be implemented at a later time in the future, subject to the approval of the Board of Directors and the conditions described in the material fact dated April 3, 2024 (i.e.,(i) the consent is obtained from those who were the main supporting creditors of the plan of reorganization approved and confirmed in the Chapter 11 Proceeding, and who are the Selling Shareholders; and (ii) the concurrence of adequate market conditions and the best interest of the Company).

10.	As of this date, the Company expects that the Relisting of the ADR Program shall become effective on or around July 25, 2024 subject to the signing of the corresponding underwriting agreement as indicated in preceding paragraph 7.

The Company will keep its shareholders and the market in general informed about the progress of the Relisting of the ADR Program.

Without further ado, yours sincerely,

Ramiro Alfonsín B.
CFO
LATAM Airlines Group S.A.

c.c.:	- Santiago Stock Exchange
- Chile Electronic Stock Exchange

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